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                       August 5, 2020

       Jason Block
       Chief Executive Officer
       Brewdog USA INC.
       96 Gender Rd Canal
       Winchester, OH 43110

                                                        Re: Brewdog USA INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed July 30, 2020
                                                            File No. 024-11017

       Dear Mr. Block:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing